EX - 77C



Meeting of Stockholders

On June 9, 2015, the Fund held its Annual Meeting of
Shareholders. The following Director was elected by the following votes: Peter Hooper 3,228,365 For and 1,003,273
Abstaining. Margaret Duffy, David Dempsey and Sean Hawkshaw continue to serve in their capacities as Directors of the Fund.